Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Date: February 23, 2021

Bloomberg Television – Interview with Ed Ludlow and Peter Rawlinson

Bloomberg Television

February 23, 2021

ED LUDLOW: Lucid CEO Peter Rawlinson, thank you for speaking to Bloomberg Television. You’ve spoken in the past about being cautious and with some skepticism about the world of SPACs and EV companies going public via that route. So, why have you gone public with the SPAC?

PETER RAWLINSON: Well, I see the SPAC routes as a tool. I think the great news and the big message here is that a great EV company has gone, is going public. And that process is enabling us to accelerate our growth. We’ve got a fantastic injection of cash. We’ve got long-term security. We’ve been able to attract the bluest of blue-chip companies to make long-term investments in us, and I just see the SPAC as just a useful tool now to achieve that.

ED LUDLOW: You’ve delayed production until the second half of 2021. You said it would, deliveries of Lucid Air would start in the spring. What’s behind that delay?

PETER RAWLINSON: Well, I mean, I was pushing like crazy for spring, and when we met with the Churchill Capital team and I took Alan Mulally out in the car and Alan drove the car, loved it. The very first car off the production line. We had a meeting of minds with Alan and all his experience from Boeing, with Michael Klein and myself. We all got on like a house on fire and we recognized that, Peter, why are you pushing like crazy for this sort of [AUDIO OUT] date in spring? What’s really important here is to get the quality right. You will know when that is perfect, when it will truly delight a customer. And so, they freed me. They said look, get the product right. Don’t work to the artificial construct of a specific date. If it rolls on into the second half of the year, we’re okay with that. We’ll put up the capital. You pull the trigger when the time is right. We entrust you to get it right. We know you want to make it perfect. This is a [AUDIO OUT] deal. We’re making a luxury car. And you know, when Tesla came to market with Model S 10 years ago, I think a lot of slack was cut then because the electric car was such a fun experience. People forgave the build quality issues. The market is not going to be forgiving now. This is a very different world. We have to get things right, and the impact of Covid is not to be underestimated here, Ed. So, we’re chasing down a number of supplies from around the world. We have 250 suppliers, 3000 parts, and that whole infrastructure logistic operation has been affected by Covid. So, that’s had a big impact of just pushing it out a little bit into the second half.

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ED LUDLOW: Has the global semiconductor shortage had any impact and caused this delay in production?

PETER RAWLINSON: It hasn’t for us because we’ve had some very savvy purchasers in our purchasing teams who actually preempted this and have negotiated supply agreements which have really mitigated that risk. But I recognize it’s affecting some of the automakers, notably Porsche with their announcement very recently.

ED LUDLOW: What about a cash crunch? How pressing was the need for you to raise funds prior to this deal? You say in the investor deck that you’re going to need around $600 million in terms of bridge financing before the deal with Churchill closes later this year.

PETER RAWLINSON: There was no cash crunch. We’ve got a great primary investor in the Public Investment Fund of Saudi Arabia. They’re in for the long term. They have got pockets, and they’re very supportive of us as strategic investors. For them this was a validation point, and validate we have, indeed. We have attracted the bluest of blue-chip investors to validate their original investment. We didn’t go to the market needy at all. We went for validation and that is exactly what we have achieved.

ED LUDLOW: So, the bridge financing will come from the Saudi Public Investment Fund.

PETER RAWLINSON: Indeed.

ED LUDLOW: You say in the investor deck that you’re going to spend about $10 billion over the course of the next four years. That’s a lot of money in a short space of time. How are you going to get those additional funds?

PETER RAWLINSON: Well, we’ve already brought in four and a half billion from Churchill Capital from SPAC and the PIPE. We extended the PIPE because it was so oversubscribed. We could have gone for more, actually, and we decided to limit it. That gives us a clear runway well into 2023, and in that time, we can build out Phase 2 of the factory. That’s capital intensive, but we’re investing because we’re vertically integrated. And it gets us to a situation where Gravity will be very nearly ready for production.

ED LUDLOW: But broadly you’ll return --

PETER RAWLINSON: But we will have --

ED LUDLOW: -- you’ll return to the capital markets at some point to raise the funds that you need?

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PETER RAWLINSON: Absolutely. We’ll do so when we think that the trading conditions are appropriate. But make no mistake, this puts us in a very strong position financially, in a cash position which is great. It means that we can accelerate our plans, and [AUDIO OUT] this roster of the world’s best investors are in it for the long term with us. So, I’m very confident now we’re in a position of strength like we’ve never been, and as I say the SPAC has been an enabling tool for this position of strength.

ED LUDLOW: You and I have discussed Lucid’s technology a lot over the years and one idea that we touched on is selling the skateboard or the battery technology to other automakers for use in their EVs. Do you think that that’s something that could happen sooner rather than later?

PETER RAWLINSON: Absolutely. It’s a passion of mine. I want to change [AUDIO OUT]. I want to sell millions of cars. The trouble is, though, that to get to sort of the mass market with the proverbial $25,000 car, it’s kind of a horrible business to be in because it’s a numbers game. It’s numbers and low margin, huge capex, and quite frankly Lucid’s about eight or nine years away in terms of its infrastructure and maturity to even contemplate such a project. And our shareholders may not wish to do that anyway. But a way of leapfrogging this is potentially providing our technology to other automakers. Maybe it’s for them to make that, and what is little realized about our tech is because we’re doing a [AUDIO OUT] car like Lucid Air behind me we’ve got all this race technology embodied in it. You think it would be a very [AUDIO OUT] by the esoteric to manufacture. Not at all. My passion is to really mass industrialize EV technology and electric powertrain systems in a way that no one else has done before. And because by design for mass production will drive the costs down, and that will make our technology that we develop today for a high-end product eminently suitable for true mass production and lead the path for the $25,000 EV.

ED LUDLOW: Churchill Capital stock is down more than 40 percent at the open. How much do you pay attention to that? A lot of retail traders bought into the stock prior to the announcement of the deal, prior to the investor deck which had all the details. What’s your reaction to today’s share move?

PETER RAWLINSON: Well, first of all I think that the real value of the position of Lucid is its technology and it’s the long term. I’m a long-term thinker, and I passionately believe the company will be huge based upon its technology in the long term. So, I’m not too alarmed by short-term and the volatility. But I think there’s been a profound misunderstanding and miscomprehension here, Ed. Before the deal was announced there was a lot of rumors in the market and the rumors would indicate that the deal, the pre-money deal, would be somewhere in the region between $12 billion and $15 billion. For investors in CCIV, $12 billion would be good because CCIV would have had a bargain with its investment in Lucid and $15 would have not been so good because that would have been viewed by the market as a higher price. Actually, the pre-money acquisition price was lower than $12 billion. It was $11.75. That’s outstanding news. But what has also happened is a series of unprecedented events. We are able to attract the very best of the best investors, and we were significantly oversubscribed. That led to a larger PIPE than we’d originally contemplated. But moreover, not only did we attract the very best, the bluest of the blue-chip investors from right around the world in an unprecedented manner, it committed at $15. And I believe this has not happened before. So, of course, that drove up, just that $15 combined with a bigger PIPE, the $15 added 50 percent to the post-money valuation. So, let’s not confuse the $24 billion post-money. That is a mark, a measure of our value, our value by very savvy, experienced investors. The actual value that the street should be looking at is the $11.75 billion acquisition value, the pre-money.

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ED LUDLOW: How much money did Michael Klein make on this deal? On paper at least?

PETER RAWLINSON: I think you would have to ask Michael.

ED LUDLOW: How much money did you make on this deal?

PETER RAWLINSON: My holdings are a little less than you would perhaps expect.

ED LUDLOW: And Peter, let’s settle one thing once and for all. Is Lucid a Tesla competitor?

PETER RAWLINSON: I think that our products are Mercedes-Benz competitors, but I think it’s fair to compare our technology. We, our technology competes with Tesla. The car competes with Mercedes, the tech unashamedly competes with Tesla.

ED LUDLOW: Okay, Lucid CEO Peter Rawlinson. Thank you very much for speaking to Bloomberg Television.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed in CCIV’s final prospectus dated July 30, 2020 and the Quarterly Reports on Form 10-Q for the quarters ended July 30, 2020 and September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Industry, Market and Vehicle Data

Industry and market data used in this communication have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this communication does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lucid or the proposed transactions. Readers of this communication should each make their own evaluation of Lucid and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Information in this communication about non-Lucid vehicles is derived from figures published by manufacturers and other publicly available information. Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness. Ranges for Lucid vehicles in this communication are projected EPA estimated ranges and are made using an approximation of an EPA test cycle. Lucid vehicles are in pre-production, and specifications (including range) are subject to change. Final EPA estimated ranges for Lucid vehicles are not available. Certain vehicle performance characteristics included in this communication are not available in every trim.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of CCIV for their consideration. CCIV intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. CCIV’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions will be set forth in CCIV’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CCIV’s directors and executive officers in CCIV’s final prospectus filed with the SEC on July 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.

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